SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No.   )*

Integrity Applications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45824Q101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 45824Q101	SCHEDULE 13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Amos and Daughters Investments and Properties Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 393,714 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 393,714 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)           See Item 4(a).
(2)           See Item 4(c).

CUSIP No. 45824Q101	SCHEDULE 13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Eri Steimatzky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Steimatzky is a citizen of Israel.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 393,714 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 393,714 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)           See Item 4(a).
(2)           See Item 4(c).

CUSIP No. 45824Q101	SCHEDULE 13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Rachel Steimatsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mrs. Steimatsky is a citizen of Israel.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 393,714 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 393,714 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)           See Item 4(a).
(2)           See Item 4(c).

CUSIP No. 45824Q101	SCHEDULE 13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Arza Steimatzky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ms. Steimatzky is a citizen of Israel.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 393,714 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 393,714 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)           See Item 4(a).
(2)           See Item 4(c).

CUSIP No. 45824Q101	SCHEDULE 13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Osnat Steimatzky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ms. Steimatzky is a citizen of Israel.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 393,714 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 393,714 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)           See Item 4(a).
(2)           See Item 4(c).

CUSIP No. 45824Q101	SCHEDULE 13G	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS Ella Steimatzky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ms. Steimatzky is a citizen of Israel.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 393,714 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 393,714 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)           See Item 4(a).
(2)           See Item 4(c).

CUSIP No. 45824Q101	SCHEDULE 13G	Page 8 of 11 Pages

Item 1(a).	Name of Issuer.

Integrity Applications, Inc.

Item 1(b).               Address of Issuer’s Principal Executive Offices.

102 Ha’Avoda Street, P.O. Box 432, Ashkelon, Israel 78100.

Item 2(a).               Name of Person Filing.

This Schedule 13G is being filed by (i) Amos and Daughters Investments and Properties Ltd. (“Amos and Daughters”), (ii) Eri Steimatzky, the Chief Executive Officer of Amos and Daughters, (iii) Rachel Steimatsky, an authorized person of Amos and Daughters, (iv) Arza Steimatzky, an authorized person of Amos and Daughters, (v) Osnat Steimatzky, an authorized person of Amos and Daughters, and (vi) Ella Steimatzky, an authorized person of Amos and Daughters (the persons described in clauses (iii)-(vi) of this Item 2(a), collectively, the “Authorized Persons”).

Item 2(b).	Address of Principal Business Office.

Shekel House, 111 Arlozorov St., Tel-Aviv, Israel 62098.

Item 2(c).	Citizenship.

Amos and Daughters is a limited company organized under the laws of the State of Israel.  Each of Eri Steimatzky and each of the Authorized Persons is a citizen of Israel.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number.

45824Q101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), identify the status of the person filing.

Not applicable.

Item 4.	Ownership.

(a)  Amount beneficially owned:

Amos and Daughters directly owns 393,714 shares of Common Stock.  Each of Eri Steimatzky and each of the Authorized Persons may be deemed to beneficially own the shares of Common Stock held by Amos and Daughters.  Each of Mr. Steimatzky and each of the Authorized Persons expressly disclaims beneficial ownership of the shares of Common Stock held by Amos and Daughters, except to the extent of his or her pecuniary interest therein, if any.

CUSIP No. 45824Q101	SCHEDULE 13G	Page 9 of 11 Pages

(b)  Percent of class:

Amos and Daughters beneficially owns 7.2% of the outstanding shares of Common Stock.  Each of Mr. Steimatzky and each of the Authorized Persons may be deemed to beneficially own 7.2% of the outstanding shares of Common Stock.  This percentage has been calculated on the basis of 5,460,590 shares of Common Stock outstanding as of December 31, 2012, as provided by the Issuer.

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or direct the vote:

Amos and Daughters has the sole power to vote or direct the vote of 393,714 shares of Common Stock.

(ii)  Shared power to vote or direct the vote:

Each of Eri Steimatzky and Rachel Steimatsky, individually and without the consent or agreement of the other, has the power to vote or direct the voting of the 393,714 shares of Common Stock held by Amos and Daughters.  In addition, under the Company’s governing documents, Arza Steimatzky, Osnat Steimatzky and Ella Steimatzky together have the power to vote or direct the voting of the 393,714 shares of Common Stock held by Amos and Daughters, provided that two of three of them agree to such action.

(iii)  Sole power to dispose or direct the disposition of:

Amos and Daughters has the sole power to dispose or direct the disposition of 393,714 shares of Common Stock.

(iv)  Shared power to dispose or direct the disposition of:

Each of Eri Steimatzky and Rachel Steimatsky, individually and without the consent or agreement of the other, has the power to dispose or direct the disposition of the 393,714 shares of Common Stock held by Amos and Daughters.  In addition, under the Company’s governing documents, Arza Steimatzky, Osnat Steimatzky and Ella Steimatzky together have the power to dispose or direct the disposition of the 393,714 shares of Common Stock held by Amos and Daughters, provided that two of three of them agree to such action.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 45824Q101	SCHEDULE 13G	Page 10 of 11 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.  Each of the reporting persons expressly disclaims membership in a “Group.”

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 45824Q101	SCHEDULE 13G	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

By: AMOS AND DAUGHTERS INVESTMENTS AND PROPERTIES LTD. By: /s/ Eri Steimatzky Name: Eri Steimatzky Title: Chief Executive Officer
/s/ Eri Steimatzky ERI STEIMATZKY
/s/ Rachel Steimatsky RACHEL STEIMATSKY
/s/ Arza Steimatzky ARZA STEIMATZKY
/s/ Osnat Steimatzky OSNAT STEIMATZKY
/s/ Ella Steimatzky ELLA STEIMATZKY